NNN APARTMENT REIT, INC.
July 17, 2006
VIA FACSIMILE ((202) 772-9210) AND EDGAR
Jennifer Gowetski, Attorney Advisor
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	NNN Apartment REIT, Inc. File No. 333-130945
Dear Ms. Gowetski:
     Pursuant to Rule 461 under the Securities Act of 1933, as amended, NNN Apartment REIT, Inc. hereby requests acceleration of effectiveness of the above-captioned Registration Statement to July 19, 2006 at 2 p.m., eastern time, or as soon thereafter as possible.
     Thank you for your anticipated cooperation in this matter. Please call me if you have any questions.

Sincerely,
/s/ Louis J. Rogers
Louis J. Rogers
President

1551 North Tustin Avenue, Suite 200 • Santa Ana, CA 92705
tel 714.667.8252 • fax 714.667.6843